SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 200549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the period from ______________ to __________________.

Commission file number 1-6140

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
   Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees
   Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees

B. Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

Dillard's, Inc.
1600 Cantrell Road
Little Rock, Arkansas 72201

REQUIRED INFORMATION

1. An audited Statement of Net Assets Available for Benefits as of December 31, 2005 and December 31, 2004 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees, prepared in accordance with the financial reporting requirements of ERISA is attached.

2. An audited Statement of Changes in Net Assets Available for Benefits for each of the years ended December 31, 2005 and December 31, 2004 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees, prepared in accordance with the financial reporting requirements of ERISA is attached.

3. An audited Statement of Net Assets Available for Benefits as of December 31, 2005 and December 31, 2004 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees, prepared in accordance with the financial reporting requirements of ERISA is attached.

4. An audited Statement of Changes in Net Assets Available for Benefits for each of the years ended December 31, 2005 and December 31, 2004 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees, prepared in accordance with the financial reporting requirements of ERISA is attached.

<u>Exhibits</u>

23.1 Consent of Deloitte & Touche LLP.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees
Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees

Date: June 12, 2006

Phillip R. Watts
Secretary, Administrative Committee

Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees

Plan No. 111

Financial Statements As of December 31, 2005 and 2004, and for the Years Ended December 31, 2005 and 2004, Supplemental Schedule As of December 31, 2005, and Report of Independent Registered Public Accounting Firm

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR FULL-TIME EMPLOYEES

TABLE OF CONTENTS

NOTE: The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Sponsor and Participants of
Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees:

We have audited the accompanying statements of net assets available for benefits of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time-Employees (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic 2005 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2005 financial statements taken as a whole.

Deloitte & Touche LLP

June 12, 2006

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR FULL-TIME EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
INVESTMENT IN MASTER TRUST (Note 4)	$461,328,890	$491,009,918
INVESTMENT – PARTICIPANT LOANS	9,623,206	9,459,480
Total investments	470,952,096	500,469,398
RECEIVABLES:		
Employer contributions	210,290	249,073
Participant contributions	345,676	396,579
Total receivables	555,966	645,652
Total assets	471,508,062	501,115,050
LIABILITIES		
Excess contributions refundable	(1,172,852)	(1,357,593)
NET ASSETS AVAILABLE FOR BENEFITS	$470,335,210	$499,757,457

See Notes to Financial Statements.

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR FULL-TIME EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS:		
Net increase (decrease) in Plan assets from investment activities of the Master Trust	($12,370,153)	$128,354,956
Participant loan interest	532,799	450,041
Net investment income (loss)	(11,837,354)	128,804,997
Contributions:		
Participant	18,016,179	18,707,568
Employer	10,840,251	9,562,683
Total contributions	28,856,430	28,270,251
Total additions	17,019,076	157,075,248
DEDUCTIONS:		
Distributions to participants	(45,782,874)	(36,125,443)
Deemed distributions	(763,284)	-
Corrective distributions	(1,172,852)	(1,357,593)
Total deductions	(47,719,010)	(37,483,036)
Net transfers (to) from Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees	1,277,687	(8,280,298)
Net increase (decrease) in net assets available for benefits	(29,422,247)	111,311,914
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	499,757,457	388,445,543
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$470,335,210	$499,757,457

See Notes to Financial Statements.

1. DESCRIPTION OF PLAN

The following description of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering salaried and certain hourly employees of Dillard's, Inc. and participating subsidiaries (collectively, the "Company") upon employment that are not covered by a collective bargaining agreement. The Plan was established under Section 401(a) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Effective January 1, 2005, the Plan was amended and restated to incorporate various amendments made throughout the years and to conform to current regulations as required. The Plan was subsequently amended on December 27, 2005 to conform to regulations issued during the 2005 plan year.

PAYSOP/Profit Sharing accounts, Basic Pre-Tax and After-Tax accounts, Voluntary Pre-Tax accounts, Post-2000 Dividend accounts and all Employer Matching and Stock Bonus accounts are intended to constitute an employee stock ownership plan ("ESOP") as described in Section 4975 of the Internal Revenue Code. All other accounts are non-ESOP.

Contributions - Participants in the Plan may elect to contribute on a pretax basis a minimum of 1% to a maximum of 20% of their compensation (in increments of one percentage point) to statutory maximums. Plan contributions include the following:

Basic Salary Deferral Contributions – Participants may elect to make Basic Salary Deferral Contributions, which are salary deferral contributions that participants invest in Dillard's, Inc. common stock, of up to five percent of participants' compensation. For each participant age 21 or older with at least 1,000 hours of service within twelve months or any calendar year thereafter, Basic Salary Deferral Contributions are 100 percent matched by the Company. Company matching contributions are also invested in Dillard's, Inc. common stock.

Voluntary Salary Deferral Contributions – Participants may elect to make Voluntary Salary Deferral Contributions, which are salary deferral contributions that participants direct to be invested in various investment options. Participants are not required to make Basic Salary Deferral Contributions before they can make a Voluntary Salary Deferral Contribution. The Company does not match Voluntary Salary Deferral Contributions.

Voluntary Catch-Up Salary Deferral Contributions – Voluntary Catch-Up Salary Deferral Contributions may only be made by participants who are age 50 or older by the end of the Plan year and may not exceed the Maximum Catch-Up Pre-Tax Dollar Limit. The Company does not match Voluntary Catch-Up Salary Deferral Contributions.

Basic After-Tax and Voluntary After-Tax Contributions – If Voluntary Salary Deferral Contributions and/or Basic Salary Deferral Contributions exceed the maximum pre-tax contributions statutory dollar limit, then Voluntary and Basic contributions will continue for the rest of the plan year on an after-tax basis as Voluntary and Basic After-Tax Contributions. If Basic Salary Deferral Contributions are being made, participants will continue to receive matching contributions on their Basic After-Tax Contributions.

Rollover Contributions – Eligible employees may make Rollover Contributions to the Plan of funds distributed to them from another qualified retirement plan or from an IRA.

Investment Options – Participants may direct the investment of both Voluntary pretax and after-tax contributions and rollover contributions into a variety of investments offered under the Plan. The following funds were the investment options available in the Plan: Dillard's, Inc. Common Stock Fund, Merrill Lynch Equity Index Fund, Dillard's Capital Preservation Fund, Merrill Lynch Retirement Preservation Trust, Oppenheimer International Growth Fund, PIMCO Total Return Bond Fund, Blackrock Aurora Fund, MFS Total Return Fund, Alger Midcap Growth Institutional Fund, American Funds Amcap Fund, American Funds Washington Mutual Fund, Lord Abbett Mid-cap Value Fund, Managers Special Equity Fund, Merrill Lynch U.S. Government Mortgage Fund, and the Templeton Foreign Fund. On July 1, 2005, the Merrill Lynch Retirement Preservation Trust replaced the Dillard's Capital Preservation Fund as a fund option. If contributions are not directed among the available investment options offered by the Plan, then the contributions will be automatically invested in the Merrill Lynch Retirement Preservation Trust.

Participant Accounts - Each participant's account is credited with the participant's contributions, the Company's contribution and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or allocated pro rata per number of accounts depending on the type of income or expense. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested portion of their account.

Vesting - Participants are immediately vested in their Basic contributions, Voluntary contributions, Post-2000 Dividend Account, PAYSOP-Profit Sharing Account, Employee Rollover Account and Prior Plan Employee Pre-Tax Account plus earnings thereon. Vesting in the Company's contribution portion of their accounts plus earnings thereon is based on years of service. Matching contributions made after December 31, 2001 to the Post-2001 Employer Match Account vest according to a graduated schedule. These matching contributions vest at a rate of 20% per year of service, beginning after 2 years of service, with 100% vesting after a participant completes six or more years of service. The Employer Match 1990-2001 Account, Employer Match Pre-1990 Account and Employer Stock Bonus Account become 100% vested after a participant completes five or more years of service. Nonvested balances are forfeited upon termination of service and are used to reduce the amount of the Company's future contributions to the Plan.

Payment of Benefits – Upon termination of service, a participant may receive a lump-sum payment of their Voluntary, Basic, and Rollover contributions plus the earnings thereon. The vested portion of the Company matching contributions plus the earnings thereon are available for lump sum payment the earlier of the five-year anniversary of termination or upon reaching the normal retirement age of 65.

Withdrawals Prior to Termination – At any time a participant may withdraw all or a portion of their Voluntary After-Tax Account, Match Account related to match contributions made by Mercantile Company and certain Employee Rollover Accounts, as defined by the Plan. Attainment of age 59 ½ is required for a participant to withdraw the balances of his Prior Plan Employee Pre-Tax Account and all Employee Rollover Accounts. Upon attainment of age 70 ½, a participant may withdraw all of their vested accounts.

Administrative Expenses – Substantially all administrative costs are borne by the Plan and are included within activity of the master trust.

Plan Termination – Although the Company has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

Participant Loans – In cases of immediate and heavy financial hardship, participants may borrow from their vested account balance a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund(s) and the loan fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances. Principal and interest is paid ratably over the length of the loan through weekly payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates - The preparation of the Plan's financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets for the period. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation - The Plan's investments are held by Merrill Lynch Trust Company, FSB (the "Trustee") and consist of investments in Dillard's, Inc. common stock, mutual funds, commingled collective trust funds, guaranteed investment contracts and participant loans. Investments in the Dillard's stock, mutual funds and commingled collective trust funds are presented at fair value, which is determined to be the quoted market price for Dillard's stock, the net asset value of the mutual funds and commingled collective trust fund value estimated based on the market value of the underlying securities. Participant loans are valued at cost, which approximates fair value. Guaranteed investment contracts are valued at contract value ($2,394,866 at December 31, 2004). At December 31, 2004, the aggregate fair value of the contracts was approximately $2,518,000. At December 31, 2004, the crediting interest rates for the contracts ranged from 26.54% to 30.49%. The average rates of return were 30.54% for the year ended December 31, 2005 and ranged from 20.88% to 26.33% for the year ended December 31, 2004.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

3. TAX STATUS

The Plan obtained its latest determination letter on September 5, 2003, in which the Internal Revenue Service stated that, the Plan and related Trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore were qualified and exempt from tax. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan and related Trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

4. MASTER TRUST FINANCIAL INFORMATION

The Plan participates in a trust ("Master Trust") which holds substantially all of the investment assets of the Plan and of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees for the investment and administrative purposes of these plans. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating net gain or loss of the investment account to the participating plans based on the investment of the account balances of the respective plan's participants.

Information about the net assets and the significant components of the changes in net assets relating to the Master Trust nonparticipant-directed investments is as follows:

	Years Ended December 31,	
	2005	**2004**
Net assets:		
Dillard's, Inc. common stock	$166,356,625	$175,600,778
Change in net assets:		
Net appreciation (depreciation)	($13,105,386)	$67,223,226
Dividends	1,051,096	1,022,507
Contributions	12,339,342	12,380,339
Benefits paid to participants	(7,921,920)	(6,959,775)
Transfers to participant directed investments	(1,573,269)	(989,547)
Forfeitures	(74,931)	(222,186)
Administrative expenses	(44,385)	(46,710)
Other	85,300	2,001,684
Increase (decrease) in non-participant directed investments	($9,244,153)	$74,409,538

At December 31, 2005 and 2004, the net assets and investment activities of the Master Trust are as follows:

Net Assets in Master Trust

	December 31, 2005	December 31, 2004
Investments at fair value as determined by quoted market price –		
Stocks:		
Dillard's, Inc. Class A common stock	$131,994,785	$145,101,244
Dillard's, Inc. Class A common stock *	166,356,625	175,600,778
Mutual Funds:		
Merrill Lynch Basic Value Fund	5,432,893	6,164,983
MFS Massachusetts Investors Growth Fund	53,411,765	61,539,562
MFS Total Return Fund	24,187,675	26,512,842
Oppenheimer International Growth Fund	3,004,054	2,189,679
PIMCO Total Return Fund	9,658,585	10,481,314
Blackrock Aurora Portfolio Fund	4,490,801	4,893,558
Alger Midcap Growth Institutional Fund	1,707,106	1,328,134
American Funds Amcap Fund	6,170,794	4,855,268
American Funds Washington Mutual Fund	4,200,985	3,548,621
Lord Abbett Mid-cap Value Fund	3,008,385	1,895,800
Managers Special Equity Fund	2,713,247	2,683,910
Merrill Lynch U.S. Government Mortgage Fund	1,545,741	1,343,210
Templeton Foreign Fund	4,523,980	3,271,594
Investments at estimated fair value –		
Common Collective Trust Funds:		
Merrill Lynch Retirement Preservation Trust	84,456,027	90,058,666
Merrill Lynch Equity Index Fund	5,323,580	5,198,893
Investments at contract value -		
Guaranteed Investment Contracts:		
State Street Bank & Trust Guaranteed Investment Contract December 31, 2025, 30.49% for 2004	-	2,394,866
Total investments	512,187,028	549,062,922
Receivables:		
Accrued interest & dividends	765,670	729,290
Pending settlement	28,548	7,536
Total receivables	794,218	736,826
Cash	427,397	334,845
Net assets in Master Trust	$513,408,643	$550,134,593
Plan's interest in Master Trust net assets	$461,328,890	$491,009,918
Plan's percentage interest in Master Trust net assets	90%	89%

*Non-participant directed investment

Master Trust Investment Activities

	Years Ended December 31, 2005	2004
Investment income:		
Interest	$1,968,212	$4,424,722
Dividends	8,301,724	4,989,923
Net change in market value of Dillard's, Inc. common stock	(24,145,310)	123,689,630
Net investment income from common/collective trusts	239,417	469,898
Net investment income from registered investment companies	540,263	9,113,785
	($13,095,694)	$142,687,958
Administrative expenses	(390,183)	(489,814)
Other	83,228	(57,019)
	(306,955)	(546,833)
Net increase (decrease) in Master Trust net assets derived from investment activities	($13,402,649)	$142,141,125
Plan's interest in Master Trust investment activities	($12,370,153)	$128,354,956

5. CONTRACTS WITH INSURANCE COMPANIES

Until May 31, 2005, the Master Trust held insurance contracts with various insurers. These insurers maintained the Plan's deposits in funds that earned differing rates of interest each year. Interest rates varied between contracts and were subject to change. The funds maintained by the insurers were primarily invested in high-grade corporate bonds, notes and commercial paper.

* * * * * *

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR FULL-TIME EMPLOYEES

SCHEDULE H, PART IV, LINE 4i –
SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
*Participant loans with interest rates of 5.0% to 10.5% and maturity dates from January 2, 2006 to December 9, 2015	$9,623,206

See accompanying report of independent registered public accounting firm.

*Party-in-interest.

Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees

Plan No. 113

Financial Statements As of December 31, 2005 and 2004 and for the Years Ended December 31, 2005 and 2004, Supplemental Schedule As of December 31, 2005, and Report of Independent Registered Public Accounting Firm

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR PART-TIME EMPLOYEES

TABLE OF CONTENTS

NOTE: The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Sponsor and Participants of
Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees:

We have audited the accompanying statements of net assets available for benefits of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time-Employees (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic 2005 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2005 financial statements taken as a whole.

Deloitte & Touche LLP

June 12, 2006

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR PART-TIME EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
INVESTMENT IN MASTER TRUST (Note 4)	$52,079,753	$59,124,675
INVESTMENT – PARTICIPANT LOANS	941,528	1,221,921
Total investments	53,021,281	60,346,596
RECEIVABLES:		
Employer contributions	20,737	23,559
Participant contributions	41,111	48,597
Total receivables	61,848	72,156
NET ASSETS AVAILABLE FOR BENEFITS	$53,083,129	$60,418,752

See Notes to Financial Statements.

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR PART-TIME EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS:		
Net increase (decrease) in Plan assets from investment activities of the Master Trust	($1,032,496)	$13,786,169
Participant loan interest	49,308	47,042
Net investment income (loss)	(983,188)	13,833,211
Contributions:		
Participant	2,275,420	2,676,832
Employer	1,134,973	1,086,672
Total contributions	3,410,393	3,763,504
Total additions	2,427,205	17,596,715
DEDUCTIONS:		
Distributions to participants	(8,363,430)	(7,118,713)
Deemed distributions	(121,711)	-
Total deductions	(8,485,141)	(7,118,713)
Net transfers (to) from Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees	(1,277,687)	8,280,298
Net increase (decrease) in net assets available for benefits	(7,335,623)	18,758,300
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	60,418,752	41,660,452
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$53,083,129	$60,418,752

See Notes to Financial Statements.

1. DESCRIPTION OF PLAN

The following description of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering employees of Dillard's, Inc. and participating subsidiaries (collectively, the "Company") upon employment, if the employee's base hourly rate is equal to or less than an established rate as of the beginning of the Plan year ($8.80 as of both January 1, 2005 and 2004) and the employee is not covered by a collective bargaining agreement. The Plan was established under Section 401(a) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Effective January 1, 2005, the Plan was amended and restated to incorporate various amendments made throughout the years and to conform to current regulations as required. The Plan was subsequently amended on December 27, 2005 to conform to regulations issued during the 2005 plan year.

PAYSOP/Profit Sharing accounts, Basic Pre-Tax and After-Tax accounts, Voluntary Pre-Tax accounts, Post-2000 Dividend accounts and all Employer Matching and Stock Bonus accounts are intended to constitute an employee stock ownership plan ("ESOP") as described in Section 4975 of the Internal Revenue Code. All other accounts are non-ESOP.

Contributions - Participants in the Plan may elect to contribute on a pretax basis a minimum of 1% to a maximum of 20% of their compensation (in increments of one percentage point) to statutory maximums. Plan contributions include the following:

Basic Salary Deferral Contributions – Participants may elect to make Basic Salary Deferral Contributions, which are salary deferral contributions that participants invest in Dillard's, Inc. common stock, of up to five percent of participants' compensation. For each participant age 21 or older with at least 1,000 hours of service within twelve months or any calendar year thereafter, Basic Salary Deferral Contributions are 100 percent matched by the Company. Company matching contributions are also invested in Dillard's, Inc. common stock.

Voluntary Salary Deferral Contributions – Participants may elect to make Voluntary Salary Deferral Contributions, which are salary deferral contributions that participants direct to be invested in various investment options. Participants are not required to make Basic Salary Deferral Contributions before they can make a Voluntary Salary Deferral Contribution. The Company does not match Voluntary Salary Deferral Contributions.

Voluntary Catch-Up Salary Deferral Contributions – Voluntary Catch-Up Salary Deferral Contributions may only be made by participants who are age 50 or older by the end of the Plan year and may not exceed the Maximum Catch-Up Pre-Tax Dollar Limit. The Company does not match

Voluntary Catch-Up Salary Deferral Contributions.

Basic After-Tax and Voluntary After-Tax Contributions – If Voluntary Salary Deferral Contributions and/or Basic Salary Deferral Contributions exceed the maximum pre-tax contributions statutory dollar limit, then Voluntary and Basic contributions will continue for the rest of the plan year on an after-tax basis as Voluntary and Basic After-Tax Contributions. If Basic Salary Deferral Contributions are being made, participants will continue to receive matching contributions on their Basic After-Tax Contributions.

Rollover Contributions – Eligible employees may make Rollover Contributions to the Plan of funds distributed to them from another qualified retirement plan or from an IRA.

Investment Options – Participants may direct the investment of both Voluntary pretax and after-tax contributions and rollover contributions into a variety of investments offered under the Plan. The following funds were the investment options available in the Plan: Dillard's, Inc. Common Stock Fund, Merrill Lynch Equity Index Fund, Dillard's Capital Preservation Fund, Merrill Lynch Retirement Preservation Trust, Oppenheimer International Growth Fund, PIMCO Total Return Bond Fund, Blackrock Aurora Fund, MFS Total Return Fund, Alger Midcap Growth Institutional Fund, American Funds Amcap Fund, American Funds Washington Mutual Fund, Lord Abbett Mid-cap Value Fund, Managers Special Equity Fund, Merrill Lynch U.S. Government Mortgage Fund, and the Templeton Foreign Fund. On July 1, 2005, the Merrill Lynch Retirement Preservation Trust replaced the Dillard's Capital Preservation Fund as a fund option. If contributions are not directed among the available investment options offered by the Plan, then the contributions will be automatically invested in the Merrill Lynch Retirement Preservation Trust.

Participant Accounts - Each participant's account is credited with the participant's contributions, the Company's contribution and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or allocated pro rata per number of accounts depending on the type of income or expense. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested portion of their account.

Vesting - Participants are immediately vested in their Basic contributions, Voluntary contributions, Post-2000 Dividend Account, PAYSOP-Profit Sharing Account, Employee Rollover Account and Prior Plan Employee Pre-Tax Account plus earnings thereon. Vesting in the Company's contribution portion of their accounts plus earnings thereon is based on years of service. Matching contributions made after December 31, 2001 to the Post-2001 Employer Match Account vest according to a graduated schedule. These matching contributions vest at a rate of 20% per year of service, beginning after 2 years of service, with 100% vesting after a participant completes six or more years of service. The Employer Match 1990-2001 Account, Employer Match Pre-1990 Account and Employer Stock Bonus Account become 100% vested after a participant completes five or more years of service. Nonvested balances are forfeited upon termination of service and are used to reduce the amount of the Company's future contributions to the Plan.

Payment of Benefits – Upon termination of service, a participant may receive a lump-sum payment of their Voluntary, Basic, and Rollover contributions plus the earnings thereon. The vested portion of the Company matching contributions plus the earnings thereon are available for lump-sum payment the earlier of the five-year anniversary of termination or upon reaching the normal retirement age of 65.

Withdrawals Prior to Termination – At any time a participant may withdraw all or a portion of their Voluntary After-Tax Account, Match Account related to match contributions made by Mercantile Company and certain Employee Rollover Accounts, as defined by the Plan. Attainment of age 59 ½ is required for a participant to withdraw the balances of his Prior Plan Employee Pre-Tax Account and all Employee Rollover Accounts. Upon attainment of age 70 ½, a participant may withdraw all of their vested accounts.

Administrative Expenses – Substantially all administrative costs are borne by the Plan and are included within activity of the master trust.

Plan Termination – Although the Company has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

Participant Loans – In cases of immediate and heavy financial hardship, participants may borrow from their vested account balance a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund(s) and the loan fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances. Principal and interest is paid ratably over the length of the loan through weekly payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates - The preparation of the Plan's financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets for the period. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation - The Plan's investments are held by Merrill Lynch Trust Company, FSB (the "Trustee") and consist of investments in Dillard's, Inc. common stock, mutual funds, commingled collective trust funds, guaranteed investment contracts and participant loans. Investments in Dillard's stock, mutual funds and commingled collective trust funds are presented at fair value, which is determined to be the quoted market price for Dillard's stock, the net asset value of the mutual funds and commingled collective trust fund value estimated based on the market value of the underlying securities. Participant loans are valued at cost, which approximates fair value. Guaranteed investment contracts are valued at contract value ($2,394,866 at December 31, 2004). At December 31, 2004, the aggregate fair value of the contracts was approximately $2,518,000. At December 31, 2004, the crediting interest rates for the contracts ranged from 26.54% to 30.49%. The average rates of return were 30.54% for the year ended December 31, 2005 and ranged from 20.88% to 26.33% for the year ended December 31, 2004.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

3. TAX STATUS

The Plan obtained its latest determination letter on September 5, 2003, in which the Internal Revenue Service stated that, the Plan and related Trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore were qualified and exempt from tax. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan and related Trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

4. MASTER TRUST FINANCIAL INFORMATION

The Plan participates in a trust ("Master Trust") which holds substantially all of the investment assets of the Plan and of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees for the investment and administrative purposes of these plans. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating net gain or loss of the investment account to the participating plans based on the investment of the account balances of the respective plan's participants.

Information about the net assets and the significant components of the changes in net assets relating to the Master Trust nonparticipant-directed investments is as follows:

	Years Ended December 31,	
	2005	**2004**
Net assets:		
Dillard's, Inc. common stock	$166,356,625	$175,600,778
Change in net assets:		
Net appreciation (depreciation)	($13,105,386)	$67,223,226
Dividends	1,051,096	1,022,507
Contributions	12,339,342	12,380,339
Benefits paid to participants	(7,921,920)	(6,959,775)
Transfers to participant directed investments	(1,573,269)	(989,547)
Forfeitures	(74,931)	(222,186)
Administrative expenses	(44,385)	(46,710)
Other	85,300	2,001,684
Increase (decrease) in non-participant directed investments	($9,244,153)	$74,409,538

At December 31, 2005 and 2004, the net assets and investment activities of the Master Trust are as follows:

Net Assets in Master Trust

	December 31, 2005	December 31, 2004
Investments at fair value as determined by quoted market price –		
Stocks:		
Dillard's, Inc. Class A common stock	$131,994,785	$145,101,244
Dillard's, Inc. Class A common stock *	166,356,625	175,600,778
Mutual Funds:		
Merrill Lynch Basic Value Fund	5,432,893	6,164,983
MFS Massachusetts Investors Growth Fund	53,411,765	61,539,562
MFS Total Return Fund	24,187,675	26,512,842
Oppenheimer International Growth Fund	3,004,054	2,189,679
PIMCO Total Return Fund	9,658,585	10,481,314
Blackrock Aurora Portfolio Fund	4,490,801	4,893,558
Alger Midcap Growth Institutional Fund	1,707,106	1,328,134
American Funds Amcap Fund	6,170,794	4,855,268
American Funds Washington Mutual Fund	4,200,985	3,548,621
Lord Abbett Mid-cap Value Fund	3,008,385	1,895,800
Managers Special Equity Fund	2,713,247	2,683,910
Merrill Lynch U.S. Government Mortgage Fund	1,545,741	1,343,210
Templeton Foreign Fund	4,523,980	3,271,594
Investments at estimated fair value –		
Common Collective Trust Funds:		
Merrill Lynch Retirement Preservation Trust	84,456,027	90,058,666
Merrill Lynch Equity Index Fund	5,323,580	5,198,893
Investments at contract value -		
Guaranteed Investment Contracts:		
State Street Bank & Trust Guaranteed Investment Contract December 31, 2025, 30.49% for 2004	-	2,394,866
Total investments	512,187,028	549,062,922
Receivables:		
Accrued interest & dividends	765,670	729,290
Pending settlement	28,548	7,536
Total receivables	794,218	736,826
Cash	427,397	334,845
Net assets in Master Trust	$513,408,643	$550,134,593
Plan's interest in Master Trust net assets	$52,079,753	$59,124,675
Plan's percentage interest in Master Trust net assets	10%	11%

*Non-participant directed investment

Master Trust Investment Activities

	Years Ended December 31, 2005	2004
Investment income:		
Interest	$1,968,212	$4,424,722
Dividends	8,301,724	4,989,923
Net change in market value of Dillard's, Inc. common stock	(24,145,310)	123,689,630
Net investment income from common/collective trusts	239,417	469,898
Net investment income from registered investment companies	540,263	9,113,785
	($13,095,694)	$142,687,958
Administrative expenses	(390,183)	(489,814)
Other	83,228	(57,019)
	(306,955)	(546,833)
Net increase (decrease) in Master Trust net assets derived from investment activities	($13,402,649)	$142,141,125
Plan's interest in Master Trust investment activities	($1,032,496)	$ 13,786,169

5. CONTRACTS WITH INSURANCE COMPANIES

Until May 31, 2005, the Master Trust held insurance contracts with various insurers. These insurers maintained the Plan's deposits in funds that earned differing rates of interest each year. Interest rates varied between contracts and were subject to change. The funds maintained by the insurers were primarily invested in high-grade corporate bonds, notes and commercial paper.

* * * * * *

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR PART-TIME EMPLOYEES

SCHEDULE H, PART IV, LINE 4i –
SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Description of investment including maturity date, rate of interest, collateral , par, or maturity value	Current value
*Participant loans with interest rates of 5.0% to 10.5% and maturity dates from January 3, 2006 to April 1, 2015	$941,528

See accompanying report of independent registered public accounting firm.

*Party-in-interest.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-42553 of Dillard's, Inc. on Form S-8 of our reports dated June 12, 2006, appearing in this Annual Report on Form 11-K of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees and Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees, in each case for the year ended December 31, 2005.

Deloitte + Touche LLP

Dallas, Texas
June 12, 2006